Exhibit 99.1

Identification of the subsidiary which acquired the security being reported on by the parent holding company.

Takeda Pharmaceutical Company Limited’s beneficial ownership of the reported securities is comprised of 1,781,996 shares of the Issuer’s Common Stock that it holds directly, 5,750,000 shares of the Issuer’s Common Stock held by Takeda Pharmaceuticals U.S.A., Inc. (“TPUSA”) and 1,250 shares of the Issuer’s Preferred Stock held by TPUSA, which is convertible into 1,250,000 shares of the Issuer’s Common Stock. TPUSA is owned directly by both Takeda Pharmaceutical Company Limited (72.7%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a wholly owned direct subsidiary of Takeda Pharmaceutical Company Limited.